Letter from the Chairman

 Looking forward to the coming year, I believe that our exploration efforts will be rewarded with a significant discovery. I believe that the combination of Portal’s established portfolio of district-sized exploration projects, aggressive exploration plans in the coming year and an aggressive low risk – high reward acquisition strategy represents the best formula for success in this ever changing marketplace. These factors, coupled with commodity price strength, lead me to believe that the coming year will be your Company’s most exciting year for building shareholder value.

Portal is now in the right place at the right time.

I would like to express my sincere appreciation to our shareowners for their support over the last year and wish you good health and prosperity in the future.

DAVID HOTTMAN

CHAIRMAN